





10012153

THE
GOLDFIELD
CORPORATION

104th Annual Report
2009

Table of Contents

TO OUR SHAREHOLDERS

In 2009, Goldfield continued to face a difficult economic environment and challenging market conditions. The current economic slowdown resulted in reduced demand for our electrical construction services through 2009, and the continuing depression in the Florida real estate market limited opportunities in our real estate development business. As a result of these factors, Goldfield's revenue for 2009 declined 7% from 2008 to $29.2 million. In addition, although Goldfield posted an operating loss and a net loss for 2009, both showed improvement over 2008 results. Our operating loss improved to $2.4 million for 2009, compared to an operating loss of $5.1 million in 2008, and our net loss for 2009 was $1.9 million ($0.08 per share) versus net loss of $5.4 million ($0.21 per share) in 2008.

Revenues from electrical construction in 2009 decreased to $27.8 million from $29.1 million, and operating income decreased to an operating loss of $93,000 from operating income of $1.4 million in the prior year. The decrease in revenue was attributable to the reduced demand for our electrical construction services, with many of our clients electing to defer non-critical infrastructure projects. The decrease in operating income was primarily due to the reduced demand for our services coupled with one electrical construction project which was highly impacted by adverse weather conditions during the fourth quarter 2009.

In our real estate development segment, sales of condominium units continued at low levels due to the depressed real estate market in Florida. For 2009, revenue and operating income from this segment were $1.5 million and $52,000, respectively, compared to revenue of $2.4 million and an operating loss of $3.8 million in 2008. The decrease in revenue was primarily due to a decrease in the number of units sold and lower sales prices for the units sold. Six Pineapple House units sold during 2009, compared to the sale of seven units (four Pineapple House units and three Oak Park units) for the same period in the prior year. The increase in the operating income was due primarily to the write-down of $3.2 million on real estate inventory during the year ended December 31, 2008. As of December 31, 2009, our only active project was Pineapple House. Twenty-eight of the thirty-three units in Pineapple House have been sold.

Although we have not yet seen a rebound in the electrical construction industry, we continue to manage our business so that Goldfield will be well positioned to take advantage of opportunities when industry conditions improve. We continue to look to expand our revenue base by seeking projects in Colorado, northern Texas and Missouri, outside of our historic base in the southeastern United States, and to look for ways to manage our costs prudently.

The depression in the Florida real estate market continues. We are fortunate that our exposure is limited, with only five unsold units remaining at our Pineapple House project, and no projects under construction. Notwithstanding market conditions, we have continuing sales at Pineapple House above our current carrying value, with three units sold to date in 2010.

The adverse economic environment and market conditions pose significant challenges for Goldfield. We believe that the solid reputation of both our electrical construction and real estate development operations and the continuing hard work and dedication of our employees have put us in a position to take advantage of the opportunities that lie ahead.

We would like to thank our shareholders for their support, and we look forward to your continued support in the future.

John H. Sottile
Chairman of the Board
April 29, 2009

Common Stock Information

Our Common Stock is listed on the NYSE Amex under the symbol GV. The following table shows the reported high and low sales price at which our Common Stock was traded in 2009 and 2008:

	2009		2008	
	High	**Low**	**High**	**Low**
First Quarter	$0.43	$0.20	$0.73	$0.54
Second Quarter	0.54	0.26	0.60	0.47
Third Quarter	0.49	0.38	0.65	0.34
Fourth Quarter	0.49	0.36	0.42	0.04

As of March 18, 2010, there were 9,078 holders of record of our Common Stock.

Selected Financial Data

The following table sets forth summary consolidated financial information for each of the years in the five-year period ended December 31, 2009:

	Year Ended December 31,				
	2009	**2008**	**2007**	**2006**	**2005**
	(In thousands except per share and share amounts)				
Continuing operations:					
Revenue					
Electrical construction	$ 27,772	$ 29,062	$ 26,762	$ 36,410	$ 28,781
Real estate development	1,474	2,383	537[1]	11,086	10,563
Total revenue	$ 29,246	$ 31,445	$ 27,299	$ 47,496	$ 39,344
(Loss) income from continuing operations					
Electrical construction	(130)	1,219	456	4,675	3,237
Real estate development	(3)	(3,954)[2]	(1,352)[3]	2,752	3,333
Corporate	(2,332)	(2,564)	(2,602)	(2,933)	(2,610)
(Loss) income before taxes from continuing operations	(2,465)	(5,299)	(3,498)	4,494	3,960
Income tax provision	(537)[5]	(23)[5]	(1,196)	1,740	1,582
Net (loss) income from continuing operations available to common stockholders	(1,928)	(5,276)	(2,302)	2,753	2,378
Discontinued operations:					
Gain (loss) from operations, net of tax	— [4]	(111)[4]	(19)[4]	242[4]	(56)[4]
Net (loss) income	$ (1,927)	$ (5,387)	$ (2,321)	$ 2,995	$ 2,322
(Loss) earnings per share—basic and diluted:					
Continuing operations	$ (0.08)	$ (0.21)	$ (0.09)	$ 0.11	$ 0.09
Discontinued operations	—	—	—	0.01	—
Net (loss) income	$ (0.08)	$ (0.21)	$ (0.09)	$ 0.12	$ 0.09
Weighted average shares outstanding:					
Basic	25,451,354	25,451,354	25,451,354	26,564,550	25,642,528
Diluted	23,451,354	25,451,354	25,451,354	25,564,550	25,677,518
Balance sheet data:					
Total assets	$ 21,662	$ 25,499	$ 32,867	$ 41,904	$ 33,481
Long term debt and capital lease obligations, including current portion	2,779	5,738	4,021	2,588	1,784
Shareholders' equity	14,711	16,638	22,025	24,346	21,483
Working capital	7,071	10,861	13,774	16,316	12,488

The total of the above categories may differ from the sum of the components due to rounding.

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[1] Reflects the reversal of $7.2 million of revenues, due to buyer defaults on contracts to purchase condominium units, which was partially offset by revenues received in the fourth quarter upon the sale of six Pineapple House condominium units.

[2] Reflects the adjustments to the Oak Park inventory to estimated fair value in the second quarter of 2008 and the Pineapple House inventory to estimated fair value in the fourth quarter of 2008, as discussed in note 3 to the consolidated financial statements.

[3] Reflects the reversal of the cost of sales relating to the condominium units underlying the purchase contracts subject to defaults, partially offset by cost of sales recognized in the fourth quarter upon the sale of six Pineapple House condominium units. Also reflects the adjustment of the Pineapple House inventory to estimated fair value in the third quarter of 2007.

[4] In each of the five years, the Company recognized a provision for remediation as described in note 6 to the consolidated financial statements.

[5] Reflects the change in the valuation allowance of $324,000 and $1.9 million against the deferred tax assets for the years ended December 31, 2009 and 2008, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operation.

Forward-Looking Statements

We make "forward-looking statements" within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995 throughout this document. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "plan," and "continue" or similar words. We have based these statements on our current expectations about future events. Although we believe that our expectations reflected in or suggested by our forward-looking statements are reasonable, we cannot assure you that these expectations will be achieved. Our actual results may differ materially from what we currently expect. Factors that may affect the results of our electrical construction operations include, among others: the level of construction activities by public utilities; the timing and duration of construction projects for which we are engaged; our ability to estimate accurately with respect to fixed price construction contracts; and heightened competition in the electrical construction field, including intensification of price competition. Factors that may affect the results of our real estate development operations include, among others: the level of consumer confidence; the continued weakness in the Florida condominium market; our ability to acquire land; increases in interest rates and availability of mortgage financing to our buyers; and increases in construction and homeowner insurance and the availability of insurance. Factors that may affect the results of all of our operations include, among others: adverse weather, natural disasters; effects of climate changes; changes in generally accepted accounting principles; ability to obtain necessary permits from regulatory agencies; our ability to maintain or increase historical revenue and profit margins; general economic conditions, both nationally and in our region; adverse legislation or regulations; availability of skilled construction labor and materials and material increases in labor and material costs; and our ability to obtain additional and/or renew financing, particularly in light of the current disruption in the credit markets. Other important factors which could cause our actual results to differ materially from the forward-looking statements in this document include, but are not limited to, those discussed in the "Risk Factors" (found in the Company's Form 10-K filed with the Securities and Exchange Commission) and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and should be considered while evaluating our business, financial condition, results of operations and prospects.

You should read this report completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even in the event that our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

We are a leading provider of electrical construction services in the southeastern United States and a developer of condominiums on the east coast of Florida. Through our subsidiary, Southeast Power Corporation, we are engaged in the construction and maintenance of electric utility facilities for electric utilities and industrial customers and the installation of fiber optic cable for fiber optic cable manufacturers, telecommunication companies and electric utilities. Southeast Power is based in Titusville, Florida, and performs electrical contracting services in the southeastern and mid-Atlantic regions of the United States.

We report our results under two reportable segments, electrical construction and real estate. For the year ended December 31, 2009 our total consolidated revenue was $29.2 million, of which 95% was attributable to the electrical construction segment and 5% to the real estate segment.

The electrical construction business is highly competitive and fragmented. We compete with other independent contractors, including larger regional and national firms that may have financial, operational, technical and marketing resources that exceed our own. We also face competition from existing and prospective customers establishing or augmenting in-house service organizations that employ personnel who perform some of the same types of service as those provided by us. In addition, a significant portion of our electrical construction revenue is derived from a small group of customers, with several different customers accounting for a substantial portion of our revenue in any given year. For example, for the year ended December 31, 2009 and 2008, three of our customers accounted for approximately 56% and 47% of our consolidated revenue, respectively. The loss of, or decrease in current demand from, one or more of these customers would, if not replaced by other business, result in a decrease in revenue, margins and profits which could be material.

Through our subsidiary Bayswater Development Corporation and its various subsidiaries ("Bayswater") we are engaged in the acquisition, development, management and disposition of land and improved properties. The primary focus of our real estate operations has been the development of residential condominium projects along the east coast of Central Florida. Our most recent project, Pineapple House, is an eight-story building in Melbourne, Florida containing thirty-three luxury river-view condominium units of which twenty-five units have been sold as of December 31, 2009. It is the first phase of a planned multi-phase development. Our customers generally are pre-retirement, retirement or second homebuyers seeking higher quality, maintenance free residences with generous amenities.

The housing market has experienced the most significant downturn in recent history. The credit markets and mortgage industry have experienced a period of unparalleled instability, and this disruption has affected buyers' ability to secure financing for home purchases. Foreclosures and distress sales continue to adversely affect market conditions. Increasing local unemployment levels is another factor negatively affecting the real estate market. As a result of these and other factors, we continue to postpone commencement of the next phase of the Pineapple House project until market conditions improve. We are unable to predict when market conditions will improve. Market conditions may continue to have an adverse impact on the sales and pricing of our condominium units, the commencement and development of new projects and on the results of our real estate development operations. We have completed the first phase of the Pineapple House project on budget and in a timely manner, and believe the project is attractive and of high quality. Furthermore, we are no longer incurring construction costs with respect to this phase and our share of the holding costs on the unsold units is expected to be no more than $72,000 annually.

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to fixed price electrical construction contracts, real estate development projects, deferred income tax assets and environmental remediation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our management has discussed the selection and development of our critical accounting policies, estimates and related disclosure with the Audit Committee of the Board of Directors.

Percentage of Completion—Electrical Construction Segment

We recognize revenue from fixed price contracts on a percentage-of-completion basis, using primarily the cost-to-cost method based on the percentage of total costs incurred to date in proportion to total estimated costs to complete the contract. Total estimated costs, and thus contract income, are impacted by several factors including, but not limited to, changes in productivity and scheduling, and the cost of labor, subcontracts, materials and equipment. Additionally, external factors such as weather, site conditions and scheduling that differ from those assumed in the original bid (to the extent contract remedies are unavailable), client needs, client delays in providing approvals, the availability and skill level of workers in the geographic location of the project, a change in the availability and proximity of materials and governmental regulation, may also affect the progress and estimated cost of a project's completion and thus the timing of income and revenue recognition.

The accuracy of our revenue and profit recognition in a given period is almost solely dependent on the accuracy of our estimates of the cost to complete each project. Due to our experience and our detailed approach in determining our cost estimates for all of our significant projects, we believe our estimates to be highly reliable. However, our projects can be complex and in almost every case the profit margin estimates for a project will either increase or decrease to some extent from the amount that was originally estimated at the time of bid. Because we have a number of projects of varying levels of complexity and size in process at any given time these changes in estimates can offset each other without materially impacting our overall profitability. If a current estimate of total costs indicates a loss on a contract, the projected loss is recognized in full when determined. Accrued contract losses as of December 31, 2009 and 2008 were $512,000, and $28,000, respectively. The increase in the provision for contract losses is mainly attributable to one electrical construction project highly impacted by adverse weather conditions. Revenue from change orders, extra work, variations in the scope of work and claims is recognized when realization is probable.

Percentage of Completion—Real Estate Development Segment

We do not currently have any projects in development. For all future projects, revenue will be recognized using the guidance provided in ASC 360-20, "Real Estate Sales." ASC 360-20 provides guidance in assessing the collectibility of the sales price, which is required in order to recognize profit under the percentage-of-completion method pursuant to ASC 360-20-40-50 "Sales of Condominium Units." ASC 360-20-40-50 states that an entity should evaluate the adequacy of the buyer's initial and continuing investment in reaching a conclusion that the sales price is collectible. To meet the continuing involvement criterion, a buyer would be required to either (1) make additional payments during the construction term at least equal to the level annual payments that would be required to fund principal and interest on a customary mortgage for the remaining purchase price of the property, or (2) increase the minimum initial investment by an equivalent aggregate amount. If the test for initial and continuing investment is not met, the deposit method should be applied and profit recognized only after the buyer's aggregate deposit meets the required investment tests for the duration of the construction period. In future projects, we believe that we will be required in most cases to collect higher deposits from buyers than we have historically in order to recognize revenue under the percentage-of-completion method of accounting. If we are unable to meet the requirements of ASC Topic 360 on future projects, we will be required to delay revenue recognition until the aggregate investment tests described in ASC 360-20-50 have been met.

We believe that a material difference in total actual project costs versus total estimated project costs is unlikely due to the nature of the fixed price contracts we enter into with the general contractors on our real estate projects.

If a current estimate of total project costs indicates a loss on a project, the projected loss is recognized in full when determined. There were no accrued contract losses as of December 31, 2009 or 2008 in the real estate development segment. The timing of revenue and expense recognition is contingent on construction productivity. Factors possibly impeding construction productivity include, but are not limited to, supply of labor, materials and equipment, scheduling, weather, permitting and unforeseen events. When a buyer defaults on the contract for sale, revenue and expenses recognized in prior periods are adjusted in the period of default.

Real Estate Inventory Valuation

Real estate inventory, which consists of completed condominium units, is carried at the lower of cost or estimated fair value. In accordance with ASC 360-10-35, real estate inventory is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If no changes in circumstances occur management reviews real estate inventory on a quarterly basis. If the carrying amount or basis is not expected to be recovered, impairment losses are recorded and the related assets are adjusted to their estimated fair value. We also comply with ASC Topic 820 "Fair Value Measurement," which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

As of December 31, 2009, management reviewed the Pineapple House inventory for impairment. In accordance with ASC 360-10-05, Accounting for the Impairment or Disposal of Long-lived Assets, requires that if the undiscounted cash flow expected to be generated by an asset are less than its carrying amount, an impairment charge should be recorded to write down the carrying amount of such asset to its fair value. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

In determining the need for recording any impairment on our Pineapple House inventory, management reviews the carrying value of the remaining units. Management considers sales expectations and the historical pace of sales during the prior year. Management also evaluates the margins of the units sold, current selling prices and any units under contract. Considering these factors we establish three probability scenarios for the amount of units we project to sell over the next twelve months and each successive twelve month period until all units are projected to be sold. We estimate the number of units that will be sold using 60%, 30% and 10% levels of probability.

Due to the fact that the estimates and assumptions included in our cash flow models are based upon historical results and projected trends, they do not anticipate unexpected changes in market conditions that may lead to us incurring additional impairment charges in the future. Additional factors considered in our analysis are unemployment rates, local real estate market trends, such as supply and demand, marketing incentives, and other local factors. Therefore, changes in the local economy highly influence our market conditions. Our most critical assumptions in our cash flow models are our projected absorption pace for our condominium sales, which is analyzed based on our historical sales, current selling prices and a discount factor.

We estimate the fair value of our condominium units by using a discounted cash flow model, which incorporates the probability assessments described above. In estimating the cash flows for completed condominium units, we use various estimates such as (a) expected sales pace to absorb the number of units based upon

economic conditions that may have either a short-term or long-term impact on the market in which the units are located, competition within our market, historical sales rates of the units within the project; and (b) expected net sales prices in the near-term based upon current pricing estimates, as well as estimated changes in future sales prices based upon historical sales prices of the units within the project, or historical sales prices of similar product offerings in our market. Our determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with selling the assets and related estimated cash flows. In determining the fair value of the remaining units in our Pineapple House project we used a discount rate of 18%.

In addition, we have applied sensitivity factors to our impairment analysis. If our assumptions or estimates in our fair value calculations change, we could incur impairment charges in future periods, which would decrease operating income and result in lower asset values on our balance sheet. For example, we performed a sensitivity test for the three key assumptions in our real estate inventory impairment test: current selling prices, discount factor, and projected absorption pace. Based on this sensitivity test, we determined that a ten percent decrease in the estimated selling prices of the condominium units in inventory, an increase of ten percent in the estimated discount factor used in our calculation or a decrease of two units in the estimated number of units to be sold in 2010, each calculated separately, had no impact on the carrying value of our real estate inventory as of December 31, 2009.

Based on a sensitivity test related to the condominium inventory as of December 31, 2008, we determined that a ten percent decrease in the estimated selling prices of the condominium units in inventory, an increase of ten percent in the estimated discount factor used in our calculation or a decrease of two units in the estimated number of units to be sold in 2009, each calculated separately, could have resulted in a decrease in the carrying value of our real estate inventory as of December 31, 2008, in the amount of $265,000, $95,000, and $208,000, respectively.

Our current market consists of one condominium project with only eight remaining units as of December 31, 2009. During the year ended December 31, 2009, all six units, or 43% of the remaining units at the end of the prior year, were sold in excess of their carrying values. In addition, the units sold are similar to the units remaining to be sold. Furthermore, during 2010 to date, we have sold three of the remaining eight condominium units in inventory as of December 31, 2009. We are selling at substantially our current asking price, which is in excess of our carrying costs. This trend has continued with our three 2010 unit sales. Therefore, management determined that no additional impairment write-down was necessary.

The following table provides the inventory impairments recorded for the years ended December 31, as indicated:

	2009	2008
Write down of inventory	$ —	$3,173,506
Total	$ —	$3,173,506

Other Assets Valuation

As described above, the Company carefully monitors the value of the real estate inventory, and the Company also regularly performs impairment analysis on the electrical construction segment's property and equipment balances. In conducting our impairment testing, we have considered whether the decrease in the Company's market capitalization below our book value should be a specific triggering event necessitating impairment testing. We note that the Company's market capitalization is significantly lower than our book value. While its market capitalization is an indicator of market sentiment on a particular day, the day-to-day share price of the Company's stock at particular points in time may not, and frequently does not, fairly reflect the value of the Company's significant assets, primarily the real estate inventory of our real estate segment and the investment in the equipment of our electrical construction segment. We further note that in almost all of the past fifteen years our market capitalization has been significantly below our book value.

Under these circumstances, we do not consider such market capitalization to be a specific triggering event necessitating impairment testing, particularly in light of the fact that the Company does not have any goodwill or similar intangible assets recorded on its balance sheet. Regardless, the Company reviews the book value of its assets on a regular basis to determine possible impairments in accordance with Accounting Standards Codification ("ASC") ASC Topic 360, as it believes it will continue as a viable business in the future. Specifically, in its evaluation for potential impairment, the Company determines the value of its real estate inventory, as well as its investments in electrical construction property and equipment using a fair value methodology, as further described in "Note 1—Organization and Summary of Significant Accounting Policies—Inventory", "Note 1—Organization and Summary of Significant Accounting Policies—Property, Buildings, Equipment and Depreciation," and in accordance with ASC Topic 820.

Deferred Tax Assets

We account for income taxes in accordance with ASC Topic 740, "Income Taxes." ASC 740-10-25 establishes the recognition requirements necessary for implementation. Deferred tax liabilities and assets are recognized for the future tax effects attributable to temporary differences and carryforwards between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance for deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the deferred tax assets are expected to be recovered or settled. If we determine that we will not be able to realize all or part of our deferred tax assets, a valuation allowance would be recorded to reduce our deferred tax assets to the amount that is more likely than not to be realized. In the event we were to subsequently determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the previously recorded valuation allowance would increase income in the period such determination was made.

As of December 31, 2009, our deferred tax assets were largely comprised of tax net operating loss ("NOL") carryforwards, alternative minimum tax ("AMT") credit carryforwards and inventory basis differences on unsold condominium units (refer to note 5 to the consolidated financial statement). ASC Topic 740 requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not that such assets will

not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the "more-likely-than-not" realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with loss carryforwards expiring unused and tax planning alternatives.

Based upon an evaluation of all available evidence, we established a full valuation allowance against our deferred tax assets beginning in 2008. Our cumulative loss position over the evaluation period and the current market conditions were significant negative evidence in assessing the need for a valuation allowance. In future periods, the allowance could be reduced based on sufficient evidence indicating that it is more likely than not that a portion of our deferred tax assets will be realized. The net deferred tax asset valuation allowance was $2.3 million as of December 31, 2009, compared to $1.9 million as of December 31, 2008.

Provision for Remediation

In September 2003, we were notified by the EPA that we are a PRP with respect to possible investigation and removal activities at a mine that we formerly owned. In September 2009, we entered into a Settlement Agreement with the EPA with respect thereto, pursuant to which we made a cash payment to the EPA of $73,000. Refer to note 6 to the consolidated financial statements for a discussion of this matter.

As of December 31, 2009, the cumulative net expense associated with this matter was $174,000 (within discontinued operations), which represents our current estimate of our share of the costs associated with both an emergency removal action previously undertaken by the EPA and actual remediation costs, as fixed under the Settlement Agreement with the EPA the professional fees associated with the EE/CA Report and our current estimate of the anticipated professional fees associated through the completed remediation, all reduced by both actual and estimated insurance recoveries. Notwithstanding the settlement with the EPA discussed above, the party that implements the removal action at the Site may, in theory, seek cost recovery from other PRPs at the Site. The Company believes, however, under the facts of this matter, that any such contribution claim against the Company would be resolved favorably in light of the Company's previous contributions to the response action and the Company's minimal role in the generation of the hazardous substances that are the subject of the response action at the Site.

Results of Operations

YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008

The table below is a reconciliation of our operating income (loss) attributable to each of our segments for the two year period ended December 31 as indicated:

	2009	2008
Electrical construction		
Revenue	$27,772,466	$29,062,099
Operating expenses		
Cost of goods sold	24,971,857	24,337,479
Selling, general and administrative	276,506	333,737
Depreciation	2,665,810	2,993,471
Provision for doubtful accounts	—	27,078
(Gain) loss on sale of assets	(48,936)	7,175
Total operating expenses	27,865,237	27,698,940
Operating (loss) income	$ (92,771)	$ 1,363,159
Real estate development		
Revenue	$ 1,473,800	$ 2,382,888
Operating expenses		
Cost of goods sold	1,054,233	2,492,060
Selling, general and administrative	354,129	478,816
Depreciation	13,765	23,352
Write down of inventory	—	3,173,506
Total operating expenses	1,422,127	6,167,734
Operating income (loss)	$ 51,673	$ (3,784,846)

Operating income (loss) is total operating revenue less operating expenses inclusive of depreciation and selling, general and administrative expenses for each segment. Operating expenses also include any gains or losses on the sale of property and equipment. Operating income (loss) excludes interest expense, interest and other income, and income taxes.

Revenue

Total revenue in the year ended December 31, 2009 decreased by 7.0% to $29.2 million, compared to $31.4 million in the year ended December 31, 2008. This decrease in total revenue was mainly due to decreased revenue recognized in both the electrical construction segment and the real estate development segment for the year ended December 31, 2009.

Electrical construction revenue decreased 4.4% to $27.8 million for the year ended December 31, 2009, compared to $29.1 million for the year ended December 31, 2008. The decrease in revenue for the year ended December 31, 2009, when compared to the same period in 2008, is largely due to a decrease in demand for our electrical construction services, particularly our fiber optic work, partially offset by an increase in storm work performed during the early part of

2009. During 2009, mainly due to the current economy, we had experienced a continued slowdown in demand for our electrical construction services and a reduction in the size of projects in process, resulting from fewer available large projects as core utility customers reduced spending. The varying magnitude and duration of electrical construction projects may result in substantial fluctuation in our backlog from time to time. At December 31, 2009, the approximate value of uncompleted contracts was $11.2 million, compared to $14.6 million at December 31, 2008. We expect to complete 94% of this backlog during the year ending December 31, 2010. We cannot project the levels of future demand for construction services.

Revenue from our real estate development operations decreased 38.2% for the year ended December 31, 2009, when compared to 2008. This decrease was mainly due to the amount and composition of the condominium units sold during 2009, when compared to 2008. During the year ended December 31, 2009 a total of six condominium units from our Pineapple House project were sold. During the year ended 2008 a total of seven condominium units were sold, four from the Pineapple House project and three from the Oak Park project. During the year ended December 31, 2009, we had no projects under construction.

As of December 31, 2009, there was no backlog for the real estate development operation's segment.

Operating Results

Electrical construction operations had an operating loss of $93,000 in the year ended December 31, 2009, compared to an operating income of $1.4 million during the year ended December 31, 2008. Operating margins on electrical construction operations decreased to (0.3)% for the year ended December 31, 2009, from 4.7% for the year ended December 31, 2008. The decrease in operating margins for the year ended December 31, 2009, when compared to the same period in 2008, was largely the result of the decreases in revenue, as well as decreased productivity particularly in the fourth quarter of 2009. The decrease in productivity during the fourth quarter of 2009 was mainly attributable to one electrical construction project highly impacted by adverse weather conditions.

Real estate development operations had operating income of $52,000 in the year ended December 31, 2009, compared to an operating loss of $3.8 million in the year ended December 31, 2008, an increase of $3.8 million. This increase was mainly due to a lower comparative costs basis of the units sold during 2009, attributable to the previously reported write-down of $3.1 million in the fourth quarter of 2008 on the then existing Pineapple House inventory. As of December 31, 2009, we held eight Pineapple House condominium units for sale.

Costs and Expenses

Total costs and expenses, and the components thereof, decreased to $31.6 million in the year ended December 31, 2009, from $36.5 million in the year ended December 31, 2008, a decrease of 13.3%.

Electrical construction cost of goods sold increased to $25.0 million in the year ended December 31, 2009, from $24.3 million in the year ended December 31, 2008, an increase of 2.6%. The increase in costs is mainly due to decreased productivity primarily during the fourth quarter of 2009. The decrease in productivity during the fourth quarter of 2009 was mainly attributable to one electrical construction project highly impacted by adverse weather conditions.

Costs of goods sold for real estate development operations decreased to $1.1 million for the year ended December 31, 2009, from $2.5 million for the year ended December 31, 2008. The decrease in costs of goods sold is primarily due to the sale during 2009 of six condominium units with a lower comparative costs basis to the seven units sold in the prior year. The decrease in costs basis of the six units sold during 2009 is attributable to the previously reported write-down of $3.1 million in the fourth quarter of 2008 on the then existing Pineapple House inventory. The cost of goods sold for 2008 reflects the costs associated with the sale of units in both the Pineapple House project and the Oak Park project.

The following table sets forth selling, general and administrative ("SG&A") expenses for each segment for the years ended December 31 as indicated:

	2009	2008
Electrical construction	$ 276,506	$ 360,815
Real estate development	354,129	478,816
Corporate	2,242,331	2,487,134
Total	$2,872,966	$3,326,765

SG&A expenses decreased to $2.9 million in the year ended December 31, 2009 from $3.3 million in the year ended December 31, 2008, a decrease of 13.6%. The decrease in SG&A is mainly due to decreases in salaries within the corporate segment as well as decreases in selling expenses, property taxes and other expenses, all within the real estate segment. As a percentage of revenue, SG&A expenses decreased to 9.8% for 2009 from 10.6% in 2008, due primarily to the decrease in expenditures within the corporate and real estate segments in the current year.

The following table sets forth depreciation expense for each segment for the years ended December 31 as indicated:

	2009	2008
Electrical construction	$2,665,810	$2,993,471
Real estate development	13,765	23,352
Corporate	118,046	142,575
Total	$2,797,621	$3,159,398

Depreciation expense decreased 11.5% or $362,000 to $2.8 million in the year ended December 31, 2009, from $3.2 million in the year ended December 31, 2008. The decrease in depreciation expense is mainly due to the timing of assets becoming fully depreciated, primarily within the electrical construction segment.

6

Income Taxes

The following table presents our provision for income tax and effective income tax rate from continuing operations for the years ended December 31 as indicated:

	2009	2008
Income tax provision	$(537,358)	$(23,362)
Effective income tax rate	(21.8)%	(0.4)%

Our effective tax rate for the year ended December 31, 2009 of (21.8)% differs from the statutory rate of 34.0% primarily due to the valuation allowance. Our tax provision for the year ended December 31, 2009 was affected in the fourth quarter by a tax benefit of $502,000 resulting from a change in the tax law. Our effective tax rate for the year ended December 31, 2008 of (0.4)%, also differs from the statutory rate primarily due to the valuation allowance.

Discontinued Operations

Through certain of our subsidiaries and predecessor companies, we were previously engaged in mining activities, and all such activities were discontinued or disposed of prior to 2003. In September 2003, we were notified by the EPA that we are a PRP with respect to possible investigation and removal activities at a mine formerly owned by us. In September 2009 we entered into a Settlement Agreement with the EPA with respect thereto, pursuant to which we made a cash payment to the EPA of $73,000. Please see note 6 to the consolidated financial statements for a discussion on this matter and the related income (loss) recognized in the years ended December 31, 2009 and 2008.

The following table sets forth summary operating results of discontinued operations for the years ended December 31 as indicated:

	2009	2008
Provision for remediation	$387	$(112,850)
Income (loss) from discontinued operations before income taxes	387	(112,850)
Income tax provision	—	(1,828)
Income (loss) from discontinued operations, net of tax	$387	$(111,022)

The following table presents our provision for income tax and effective income tax rate from discontinued operations for the years ended December 31 as indicated:

	2009	2008
Income tax provision	$—	$(1,828)
Effective income tax rate	0.0%	(1.6)%

Our effective tax rate related to discontinued operations for the year ended December 31, 2009 of 0.0% differs from the statutory rate of 34% due to the valuation allowance. Our effective tax rate related to discontinued operations for the year ended December 31, 2008 of (1.6)% also differs from the statutory rate due to the valuation allowance.

Liquidity and Capital Resources

Working Capital Analysis

Our primary cash needs have been for capital expenditures and working capital. Our primary sources of cash have been cash flow from operations and borrowings under our lines of credit. As of December 31, 2009, we had cash and cash equivalents of $3.5 million and working capital of $7.1 million. In addition, we had $3.0 million in an unused revolving line of credit as of December 31, 2009, as discussed in note 11 to the consolidated financial statements. We anticipate that this cash on hand, our credit facilities and our future cash flows from operating activities will provide sufficient cash to enable us to meet our future operating needs and debt requirements.

Cash Flow Analysis

The following table presents our net cash flows for each of the years ended December 31 as indicated:

	2009	2008
Net cash provided by operating activities	$ 3,531,049	$ 4,444,710
Net cash used in investing activities	(3,530,947)	(963,304)
Net cash used in financing activities	(1,387,089)	(2,544,039)
Net (decrease) increase in cash and cash equivalents	$(1,386,987)	$ 937,367

Operating Activities

Cash flows from operating activities are comprised of the net loss, adjusted to reflect the timing of cash receipts and disbursements therefrom.

Cash provided by our operating activities totaled $3.5 million in the year ended December 31, 2009, compared to cash provided of $4.4 million from operating activities for 2008. Our cash flows are influenced by the level of operations, operating margins, the types of services we provide, as well as the stages of our projects in both the electrical construction and real estate segments.

The decrease in net cash provided by operating activities in the year ended December 31, 2009 is primarily due to the decrease in cash used within the electrical construction segment in the current year, as there has been a decrease in demand for our electrical construction services. Operating cash flows normally fluctuate relative to the status of projects within both the real estate and electrical construction segments.

Days of Sales Outstanding Analysis

We evaluate fluctuations in our accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts for the electrical construction segment by comparing days of sales outstanding ("DSO"). We calculate DSO as of the end of any period by utilizing the respective quarter's electrical construction revenue to determine sales per day. We then divide accounts receivable and accrued billings, net of allowance for doubtful accounts at the end of the period by sales per day to calculate DSO for accounts receivable. To calculate DSO for costs and estimated earnings in excess of billings, we divide costs and estimated earnings in excess of billings on uncompleted contracts by sales per day.

For the three month period ended December 31, 2009 and 2008, our DSO for accounts receivable were 55 and 57, respectively, and our DSO for costs and estimated earnings in excess of billings on uncompleted contracts were 24 and 10, respectively. The increase in our DSO for costs and estimated earnings in excess of billings on uncompleted contracts was mainly due to billing provisions on three major projects recently started during the fourth quarter of 2009 compared to only one project in 2008. As of February 28, 2010, we have received 97.6% of our December 31, 2009 outstanding trade accounts receivable balance. As of February 28, 2010, we have invoiced our customers for 97.6% of the balance in costs and estimated earnings in excess of billings as of December 31, 2009.

Investing Activities

Cash used in investing activities during the year ended December 31, 2009 was $3.5 million, compared to cash used of $963,000 during 2008. The increase in cash used in our investing activities for the year ended December 31, 2009, when compared to 2008 is primarily due to the increase in capital expenditures. These capital expenditures are mainly attributed to purchases of equipment, primarily trucks and heavy machinery used by our electrical construction segment for the upgrading and replacement of equipment. Our capital budget for 2010 is expected to total approximately $2.0 million, the majority of which is for upgrading of equipment and purchases of new equipment for the construction of concrete foundations in the electrical construction segment. These purchases will be funded through our cash reserves or working capital loan.

Financing Activities

Cash used in financing activities during the year ended December 31, 2009 was $1.4 million, compared to cash used in financing activities of $2.5 million during 2008. Our financing activities for the current year consisted mainly of repayments on notes payable of $1.5 million for the Pineapple House mortgage, $1.1 million on the electrical construction $3.5 million equipment loan and repayments on our working capital loan of $865,000, as well as repayments on capital leases of $579,000. These were partially offset by borrowings made within the electrical construction segment of $1.8 million and borrowings on our working capital loan of $865,000, both used to purchase capital equipment. Our financing activities for the year ended December 31, 2008 consisted of repayments on notes payable of $1.7 million for the Pineapple House mortgage and $1.0 million on the electrical construction $3.5 million equipment loan, as well as repayments on capital leases of $316,000. These were partially offset by borrowings made within the real estate segment of $488,000 mainly to pay final billings for the Pineapple House project. See note 11 to the consolidated financial statements for more information regarding these borrowings.

We have paid no cash dividends on our Common Stock since 1933, and it is not expected that we will pay any cash dividends on our Common Stock in the immediate future.

Debt Covenants

Our debt arrangements contain various financial and other covenants including, but not limited to, minimum tangible net worth, outside debt limitation, and maximum debt to tangible net worth ratio. Other loan covenants prohibit, among other things, incurring additional indebtedness, issuing loans to other entities in excess of a certain amount, entering into a merger or consolidation, and any change in the Company's current Chief Executive Officer without prior written consent from the lender. The loans also have cross-default provisions whereby any default under any loans of the Company (or its subsidiaries) with the lender will constitute a default under all of the other loans of the Company (and its subsidiaries) with the lender. The most significant of these covenants are minimum tangible net worth, outside debt limitation, and maximum debt to tangible net worth ratio. The Company must maintain a tangible net worth of at least $14.5 million, no more than $500,000 in outside debt and a maximum debt to worth ratio of no greater than 2 to 1. The Company was in compliance with all of its covenants as of December 31, 2009.

The following are computations of these most restrictive financial covenants:

	Covenant	Actual as of December 31, 2009
Tangible net worth minimum	$14,500,000	$14,711,033
Outside debt must not exceed $500,000	500,000	—
Maximum debt/worth ratio must not exceed 2.0 : 1.0	2.0 : 1	0.47 : 1

On March 25, 2010, we entered into an amendment of our working capital loan with Branch Banking and Trust Company that reduces the threshold of two of the financial covenants listed above as follows:

	Revised Covenant
Tangible net worth minimum	$13,500,000
Maximum debt/worth ratio must not exceed 1.5 : 1.0	1.5 : 1

Forecast

We anticipate our cash on hand, cash flows from operations and credit facilities will provide sufficient cash to enable us to meet our working capital needs, debt service requirements and planned capital expenditures for at least the next twelve months. However, our revenue, results of operations and cash flows, as well as our ability to seek additional financing may be negatively impacted by factors including, but not limited to, a decline in demand for electrical construction services and/ or condominiums in the markets served and general economic conditions, heightened competition, availability of construction materials, increased interest rates and adverse weather conditions.

Inflation

As a result of relatively low levels of inflation experienced during the years ended December 31, 2009 and 2008, inflation did not have a significant effect on our results.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The Goldfield Corporation:

We have audited the accompanying consolidated balance sheets of The Goldfield Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows and stockholders' equity for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Goldfield Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Orlando, Florida
March 26, 2010
Certified Public Accountants

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2009	**2008**
ASSETS		
Current assets		
Cash and cash equivalents	$ 3,534,993	$ 4,921,980
Accounts receivable and accrued billings, net of allowance for doubtful accounts of $0 in 2009 and 2008	3,740,047	6,709,015
Remediation insurance receivable	8,746	99,375
Current portion of notes receivable	36,419	54,169
Construction inventory	110,428	—
Real estate inventory	1,456,682	2,323,756
Costs and estimated earnings in excess of billings on uncompleted contracts	1,625,835	1,135,290
Income taxes recoverable	819,027	638,071
Prepaid expenses	365,778	474,660
Other current assets	15,054	15,014
Total current assets	11,713,009	16,371,330
Property, buildings and equipment, at cost, net of accumulated depreciation of $19,987,725 in 2009 and $18,454,266 in 2008	8,292,973	7,656,580
Notes receivable, less current portion	275,513	304,671
Deferred charges and other assets		
Land and land development costs	662,219	710,495
Cash surrender value of life insurance	675,669	329,021
Other assets	42,815	126,437
Total deferred charges and other assets	1,380,703	1,165,953
Total assets	$21,662,198	$25,498,534
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 1,994,458	$ 2,905,181
Contract loss accruals	512,079	27,509
Billings in excess of costs and estimated earnings on uncompleted contracts	2,603	7,564
Current portion of notes payable	2,130,666	2,096,645
Current portion of capital leases	—	320,013
Reserve for remediation	2,175	153,368
Total current liabilities	4,641,981	5,510,280
Other accrued liabilities	25,234	28,423
Notes payable, less current portion	2,283,950	3,062,333
Capital leases, less current portion	—	259,344
Total liabilities	6,951,165	8,860,380
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $1 par value, 5,000,000 shares authorized, none issued		
Common stock, $.10 par value, 40,000,000 shares authorized; 27,813,772 shares issued and 25,451,354 shares outstanding	2,781,377	2,781,377
Capital surplus	18,481,683	18,481,683
Accumulated deficit	(5,243,840)	(3,316,719)
Treasury stock, 2,362,418 shares, at cost	(1,308,187)	(1,308,187)
Total stockholders' equity	14,711,033	16,638,154
Total liabilities and stockholders' equity	$21,662,198	$25,498,534

See accompanying notes to consolidated financial statements

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2009	2008
Revenue		
Electrical construction	$27,772,466	$29,062,099
Real estate development	1,473,800	2,382,888
Total revenue	29,246,266	31,444,987
Costs and expenses		
Electrical construction	24,971,857	24,337,479
Real estate development	1,054,233	2,492,060
Selling, general and administrative	2,872,966	3,299,687
Depreciation	2,797,621	3,159,398
Provision for doubtful accounts	—	27,078
Write down of real estate inventory	—	3,173,506
(Gain) loss on sale of assets	(48,863)	7,260
Total costs and expenses	31,647,814	36,496,468
Total operating loss	(2,401,548)	(5,051,481)
Other income (expenses), net		
Interest income	34,708	131,889
Interest expense, net	(123,590)	(401,129)
Other income, net	25,564	21,560
Total other expenses, net	(63,318)	(247,680)
Loss from continuing operations before income taxes	(2,464,866)	(5,299,161)
Income tax provision	(537,358)	(23,362)
Loss from continuing operations	(1,927,508)	(5,275,799)
Gain (loss) from discontinued operations, net of tax provision of $0 in 2009 and $1,828 in 2008	387	(111,022)
Net loss	$(1,927,121)	$(5,386,821)
Loss per share of common stock—basic and diluted		
Continuing operations	$ (0.08)	$ (0.21)
Discontinued operations	—	—
Net loss	$ (0.08)	$ (0.21)
Weighted average shares outstanding:		
Basic	25,451,354	25,451,354
Diluted	25,451,354	25,451,354

See accompanying notes to consolidated financial statements

12

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2009	2008
Cash flows from operating activities		
Net loss	$(1,927,121)	$(5,386,821)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation	2,797,621	3,159,398
Write down of inventory	—	3,173,506
Deferred income taxes	—	192,900
(Gain) loss on sale of assets	(48,863)	7,260
Cash surrender value of life insurance	19,265	—
Minority interest	—	(3,361)
Changes in operating assets and liabilities:		
Accounts receivable and accrued billings	2,968,968	(827,585)
Remediation insurance receivable	90,629	77,452
Construction inventory	(110,428)	2,218
Real estate inventory	867,074	2,291,477
Costs and estimated earnings in excess of billings on uncompleted contracts	(490,545)	523,422
Land and land development costs	48,276	—
Income taxes recoverable	(180,956)	(86,835)
Prepaid expenses and other assets	192,464	415,035
Accounts payable and accrued liabilities	(1,023,751)	917,053
Contract loss accrual	484,570	27,509
Billings in excess of costs and estimated earnings on uncompleted contracts	(4,961)	7,564
Remediation accrual	(151,193)	(45,482)
Net cash provided by operating activities	3,531,049	4,444,710
Cash flows from investing activities		
Proceeds from disposal of property and equipment	64,753	34,576
Proceeds from notes receivable	46,908	42,573
Purchases of property and equipment	(3,276,695)	(1,048,715)
Cash surrender value of life insurance	(365,913)	8,262
Net cash used in investing activities of continuing operations	(3,530,947)	(963,304)
Cash flows from financing activities		
Proceeds from notes payable	2,617,003	487,631
Repayments on notes payable	(3,424,735)	(2,716,051)
Repayments on capital leases	(579,357)	(315,619)
Net cash used in financing activities of continuing operations	(1,387,089)	(2,544,039)
Net (decrease) increase in cash and cash equivalents	(1,386,987)	937,367
Cash and cash equivalents at beginning of year	4,921,980	3,984,613
Cash and cash equivalents at end of year	$ 3,534,993	$ 4,921,980
Supplemental disclosure of cash flow information:		
Interest paid, net of amount capitalized	$ 77,709	$ 219,229
Supplemental disclosure of non-cash investing and financing activities		
Liability for equipment acquired	173,209	5,305
Debt issued in lieu of interest paid	63,370	—

See accompanying notes to consolidated financial statements

13

THE GOLDFIELD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2007	27,813,772	$2,781,377	$18,481,683	$ 2,070,102	$(1,308,187)	$22,024,975
Net loss	—	—	—	(5,386,821)	—	(5,386,821)
Balance at December 31, 2008	27,813,772	2,781,377	18,481,683	(3,316,719)	(1,308,187)	16,638,154
Net loss	—	—	—	(1,927,121)	—	(1,927,121)
Balance at December 31, 2009	27,813,772	$2,781,377	$18,481,683	$(5,243,840)	$(1,308,187)	$14,711,033

See accompanying notes to consolidated financial statements

14

Note 1—Organization and Summary of Significant Accounting Policies

Overview

The Goldfield Corporation (the "Company") was incorporated in Wyoming in 1906 and subsequently reincorporated in Delaware in 1968. The Company's principal lines of business are electrical construction and real estate development. The principal market for the Company's electrical construction operation is electric utilities in the southeastern and mid-Atlantic region of the United States. The primary focus of the Company's real estate operations is on the development of luxury condominium projects on the east coast of Florida.

Basis of Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. As of December 31, 2008, the Company no longer has a controlling interest in the Pineapple House Condominium Association, Inc. ("PHCA") due to the sales of additional condominium units during 2008 and, accordingly, currently accounts for this investment under the equity method of accounting.

Cash and Cash Equivalents

The Company considers highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on customer specific information and historical write-off experience. The Company reviews its allowance for doubtful accounts quarterly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Any increase in the allowance account has a corresponding negative effect on the results of operation. As of December 31, 2009 and 2008, upon its review, management determined it was not necessary to record an allowance for doubtful accounts due to the majority of accounts receivable being generated by electrical utility customers who the Company considers creditworthy based on timely collection history and other considerations.

Property, Buildings, Equipment and Depreciation

Property, buildings and equipment are stated at cost. Equipment under capital leases is stated at the present value of future minimum lease payments. Depreciation on property, buildings and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements and equipment under capital leases are depreciated on a straight-line basis over the estimated useful life of the assets.

In accordance with Accounting Standard Codification ("ASC") ASC 360-10-05, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company assesses the need to record impairment losses on long-lived assets when events and circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when future estimated undiscounted cash flows expected to result from use of the asset are less than the asset's carrying value, with the loss measured at fair value based on discounted expected cash flows.

Electrical Construction Revenue

The Company accepts contracts on a fixed price, unit price and service agreement basis. Revenue from fixed price construction contracts are recognized on the percentage-of-completion method measured by the ratio of costs incurred to date to the estimated total costs to be incurred for each contract. Revenue from unit price contracts and service agreements are recognized as services are performed. Unit price contracts are billed at an agreed upon price per unit of work performed. Revenue from service agreements are billed on either a man-hour or man-hour plus equipment basis. Terms of the Company's service agreements may extend for a period of up to five years.

The Company's contracts allow it to bill additional amounts for change orders and claims. Additionally, the Company considers a claim to be for additional work performed outside the scope of the contract, contested by the customer. Historically, claims relating to electrical construction work have not been significant. It is the Company's policy to include revenue from change orders and claims in contract value only when they can be reliably estimated and realization is considered probable, in accordance with ASC 605-35-25-30 and ASC 605-35-25-31.

The asset, "costs and estimated earnings in excess of billings on uncompleted contracts" represents revenue recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenue recognized. The liability, "contract loss accruals" represents a provision for the estimated costs on contracts that exceed the estimated revenue.

Contract costs include all direct material, direct labor, subcontractor costs and other indirect costs related to contract performance, such as supplies, tools and equipment maintenance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Real Estate Revenue

The Company currently does not have any projects in development. For all future projects, revenue will be recognized using the guidance provided in ASC 360-20, "Real Estate Sales." ASC 360-20 provides guidance in assessing the collectibility of the sales price, which is required in order to recognize profit under the percentage-of-completion method pursuant to ASC 360-20-40-50 "Sales of Condominium Units." ASC 360-20-40-50 states that an entity should evaluate the adequacy of the buyer's initial and continuing investment in reaching a conclusion that the sales price is collectible. To meet the continuing involvement criterion, a buyer would be required to either (1) make additional payments during the construction term at least equal to the level annual payments that would be required to fund principal and interest on a customary mortgage for the remaining purchase price of the property, or (2) increase the minimum initial investment by an equivalent aggregate amount. If the test for initial and continuing investment is not met, the deposit method should be applied and profit recognized only after the buyer's aggregate deposit meets the required investment tests for the duration of the construction period. In future projects, the Company believes that it will be required in most cases to collect higher deposits from buyers than historically collected in order to recognize revenue under the percentage-of-completion method of accounting. If the Company is unable to meet the requirements of ASC Topic 360 on future projects, it will be required to delay revenue recognition until the aggregate investment tests described in ASC 360-20-50 have been met.

Inventory

Construction inventory, which consists of specifically identified electrical construction materials, is stated at the lower of cost or market.

Real estate inventory, which consists of completed condominium units, is carried at the lower of cost or estimated fair value. In accordance with ASC 360-10-35, real estate inventory is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If no changes in circumstances occur management reviews real estate inventory on a quarterly basis. If the carrying amount or basis is not expected to be recovered, impairment losses are recorded and the related assets are adjusted to their estimated fair value. The Company also complies with ASC Topic 820 "Fair Value Measurement," which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

For the year ended December 31, 2009, management reviewed the Pineapple House inventory for impairment. In accordance with ASC 360-10-05, Accounting for the Impairment or Disposal of Long-lived Assets, requires that if the undiscounted cash flow expected to be generated by an asset are less than its carrying amount, an impairment charge should be recorded to write down the carrying amount of such asset to its fair value. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

The Company estimates the fair value of its condominium units by using a discounted cash flow model, which incorporates the probability assessments described above. In estimating the cash flows for completed condominium units, various estimates are used such as (a) expected sales pace to absorb the number of units based upon economic conditions that may have either a short-term or long-term impact on the market in which the units are located, competition within the market, historical sales rates of the units within the project; and (b) expected net sales prices in the near-term based upon current pricing estimates, as well as estimated changes in future sales prices based upon historical sales prices of the units within the project, or historical sales prices of similar product offerings in the market. The determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with selling the assets and related estimated cash flows. In determining the fair value of the remaining units in the Pineapple House project the Company used a discount rate of 18%. The Company could incur impairment charges in future periods, which would decrease operating income and result in lower asset values on the balance sheet if the assumptions or estimates in the fair value calculations change.

Land and Land Development Costs and Residential Properties Under Construction

The costs of a land purchase and any development expenses up to the initial construction phase of any new condominium development project are recorded under the asset "land and land development costs." Once construction commences, the costs of construction are recorded under the asset "residential properties under construction." The assets "land and land development costs" and "residential properties under construction" relating to specific projects are recorded as current assets when the estimated project completion date is less than one year from the date of the consolidated financial statements, or as non-current assets when the estimated project completion date is more than one year from the date of the consolidated financial statements.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, "Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences and carryforwards between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Executive Long-term Incentive Plan

The Company accounts for stock-based employee compensation arrangements in accordance with ASC Topic 718. Under ASC Topic 718, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized over the grantees' requisite service period. The Company has not issued shares pursuant to the 1998 Executive Long-term Incentive Plan (the "Plan") in 2009 or 2008 and all previously issued common stock options were exercised prior to December 31, 2005. Therefore, the Company has no compensation expense for shares pursuant to the Plan for the years ended December 31, 2009 or 2008. See note 14 –The Goldfield Corporation 1998 Executive Long-term Incentive Plan for additional information.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from those estimates. Management considers the most significant estimates in preparing these financial statements to be the estimated cost to complete electrical construction contracts in progress, estimated cost to complete real estate development projects in progress, fair value of real estate inventory, recoverability of deferred tax assets and the adequacy of the provision for remediation.

Financial Instruments Fair Value, Concentration of Business and Credit Risks

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accrued billings, contracts receivable, remediation insurance receivable and accounts payable and accrued liabilities approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair value of notes receivable is considered by management to approximate carrying value. The fair value of notes payable is considered by management to approximate carrying value.

Financial instruments, mainly within the electrical construction operations which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable and accrued billings in the amounts of $3.7 million and $6.7 million as of December 31, 2009 and 2008, respectively, which management reviews to assess the need to establish an allowance for doubtful accounts. As of December 31, 2009 and 2008, upon its review, management determined it was not necessary to record an additional allowance for doubtful accounts due to the majority of electrical construction accounts receivable and accrued billings being generated by electrical utility customers who the Company considers creditworthy based on timely collection history and other considerations.

As of December 31, 2009 and 2008, there were no financial instruments within the real estate development operations which potentially subject the Company to concentrations of credit risk.

Subsequent Events

The Company evaluated subsequent events. The Company is not aware of any significant events that occurred subsequent to the balance sheet date, but prior to the filing of this report that would have a material impact on the Company's consolidated financial statements. However, an amendment to the Working Capital Loan Agreement occurred on March 25, 2010, as described in Note 18, to amend the threshold on certain financial covenants.

Reclassifications

Certain amounts previously reflected in the prior period balance sheets, statements of cash flows and statements of stockholders' equity have been reclassified to conform to the Company's 2009 presentation.

Note 2—Contracts Receivable

The Company's real estate development operations do not extend financing to buyers and therefore, sales proceeds are received in full upon closing.

As of December 31, 2009 and 2008, $5,000 and $0, respectively, of earnest money deposits was held by a third party, for the Pineapple House project.

Note 3—Inventory

As of December 31, 2009, the Company has eight completed condominium units held for sale within the Pineapple House project compared to fourteen at December 31, 2008.

Real estate inventory, which consists of completed condominium units, is carried at the lower of cost or estimated fair value. In accordance with ASC 360-10-35, real estate inventory is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If no changes in circumstances occur management reviews real estate inventory on a quarterly basis. If the carrying amount or basis is not expected to be recovered, impairment losses are recorded and the related assets are adjusted to their estimated fair value.

For the year ended December 31, 2009, the Company reviewed the Pineapple House inventory for impairment. In accordance with ASC 360-10-05, Accounting for the Impairment or Disposal of Long-lived Assets, requires that if the undiscounted cash flow expected to be generated by an asset are less than its carrying amount, an impairment charge should be recorded to write down the carrying amount of such asset to its fair value. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. The Company also complies with ASC Topic 820 "Fair Value Measurement," which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

In determining the need for recording any impairment on the Pineapple House inventory, the Company reviewed the carrying value of the remaining units. The Company considered sales expectations and the historical pace of sales during the prior year. The Company also evaluated the margins of the units sold, current selling prices and any units under contract. Considering these factors the Company established three probability scenarios for the amount of units it projected to sell over the next twelve months and each successive twelve month period until all units are projected to be sold. The Company estimated the number of units that would be sold using 60%, 30% and 10% levels of probability.

The Company estimates the fair value of its condominium units by using a discounted cash flow model, which incorporates the probability assessments described above. In estimating the cash flows for completed condominium units, various estimates are used such as (a) expected sales pace to absorb the number of units based upon economic conditions that may have either a short-term or long-term impact on the market in which the units are located, competition within the market, historical sales rates of the units within the project; and (b) expected net sales prices in the near-term based upon current pricing estimates, as well as estimated changes in future sales prices based upon historical sales prices of the units within the project, or historical sales prices of similar product offerings in the market. The determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with selling the assets and related estimated cash flows. In determining the fair value of the remaining units in the Pineapple House project the Company used a discount rate of 18%.

The current market consists of one condominium project with only eight remaining units as of December 31, 2009. During the year ended December 31, 2009, all six units, or 43% of the remaining units at the end of the prior year, were sold in excess of their carrying values. In addition, the units sold are similar to the units remaining to be sold. Furthermore, during 2010 to date, the Company sold three of the remaining eight condominium units in inventory as of December 31, 2009. The Company sold its units at substantially its current asking price, which is in excess of its carrying costs. This trend has continued with the three 2010 unit sales. For the year ended December 31, 2009, the Company determined that no additional impairment write-down was necessary. For the year ended December 31, 2008, the Company recorded asset impairment losses of $3.2 million, consisting of the write down of $37,000 on the Oak Park inventory in the second quarter of 2008 and the write down of $3.1 million on the Pineapple House inventory in the fourth quarter of 2008.

The following table provides the inventory impairments recorded for the years ended December 31, as indicated:

	2009	2008
Write down of inventory	$—	$3,173,506
Total	$—	$3,173,506

Note 4—Costs and Estimated Earnings on Uncompleted Contracts

Long-term fixed price electrical construction contracts in progress accounted for using the percentage-of-completion method at December 31 for the years as indicated:

	2009	2008
Costs incurred on uncompleted contracts	$3,210,256	$ 9,422,376
Estimated earnings	144,334	1,705,754
	3,354,590	11,128,130
Less billings to date	1,731,358	10,000,404
Total	$1,623,232	$ 1,127,726
Included in the balance sheets under the following captions:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$1,625,835	$ 1,135,290
Billings in excess of costs and estimated earnings on uncompleted contracts	(2,603)	(7,564)
Total	$1,623,232	$ 1,127,726

The amounts billed but not paid by customers pursuant to retention provisions of long-term electrical construction contracts were $111,000 and $254,000 at December 31, 2009 and 2008, respectively, and are included in the accompanying balance sheets in accounts receivable and accrued billings. Retainage is expected to be collected within the next twelve months.

Note 5—Income Taxes

The following table presents the income tax provision from continuing operations for the years ended December 31 as indicated:

	2009	2008
Current		
Federal	$(559,814)	$(188,762)
State	22,456	47,000
	(537,358)	(141,762)
Deferred		
Federal	—	106,795
State	—	11,605
	—	118,400
Total	$(537,358)	$ (23,362)

The following table presents the total income tax provision for the years ended December 31 as indicated:

	2009	2008
Continuing operations	$(537,358)	$(23,362)
Discontinued operations	—	(1,828)
Total	$(537,358)	$(25,190)

The tax provision for the year ended December 31, 2009 was affected in the fourth quarter by a tax benefit of $502,000 resulting from a change in the tax law.

The following table presents the temporary differences and carryforwards, which give rise to deferred tax assets and liabilities for the years ended December 31 as indicated:

	2009	2008
Deferred tax assets:		
Accrued vacations and bonuses	$ 101,428	$ 133,747
Contingent salary payments recorded as goodwill for tax purposes	3,334	6,666
Remediation provision	818	57,712
Net operating loss carryforwards	1,246,117	175,784
Accrued warranty costs	11,983	2,802
Alternative minimum tax credit carryforwards	278,859	788,217
Accrued workers' compensation	24,135	2,666
Capitalized bidding costs & inventory adjustments	968,679	1,524,905
Accrued lease expense	9,496	10,678
Accrued percentage-of-completion loss	192,695	10,352
Other	8,724	10,972
Total deferred tax assets	2,846,268	2,724,501
Valuation allowance	(2,263,098)	(1,938,920)
Total deferred tax assets after valuation allowance	583,170	785,581
Deferred tax liabilities:		
Remediation receivable	(3,103)	(17,075)
Deferred gain on installment notes	(45,450)	(49,524)
Tax depreciation in excess of financial statement depreciation	(534,617)	(718,982)
Total deferred tax liabilities	(583,170)	(785,581)
Total net deferred tax assets	$ —	$ —

As of December 31, 2009, the Company had federal tax net operating loss ("NOL") carryforwards of approximately $3.0 million available to offset future taxable income, which if unused will expire beginning in 2028, and alternative minimum tax ("AMT") credit carryforwards of approximately $279,000, which are available to reduce future federal income taxes over an indefinite period. In addition, there were inventory basis differences of $2.0 million, which will be recognized mainly as condominium units are sold. The Company also had NOL carryforwards from Florida of approximately $4.6 million available to offset future taxable income from Florida, which if unused will expire beginning in 2027.

ASC Topic 740, "Income Taxes," requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the "more-likely-than-not" realization threshold criterion. In the assessment for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company's experience with loss carryforwards expiring unused and tax planning alternatives.

Based upon an evaluation of all available evidence, the Company established a full valuation allowance against the deferred tax assets beginning in 2008. The Company's cumulative loss position over the evaluation period and the current market conditions were significant negative evidence in assessing the need for a valuation allowance. In future periods, the allowance could be reduced based on sufficient evidence indicating that it is more likely than not that a portion of the deferred tax assets will be realized. The net deferred tax asset valuation allowance was $2.3 million as of December 31, 2009, compared to $1.9 million as of December 31, 2008.

The following table presents the differences between the Company's effective income tax rate (benefit) and the federal statutory rate (benefit) on its income from continuing operations for the years ended December 31 as indicated:

	2009	2008
Federal statutory rate	(34.0)%	(34.0)%
State tax rate, net of federal tax benefit	(2.6)	(2.8)
Other non-deductible expenses	2.1	1.1
Valuation allowance	13.2	36.6
Other	(0.5)	(1.3)
Total	(21.8)%	(0.4)%

The Company's federal statute of limitation has expired for years prior to 2006 and relevant state statutes vary. The Company believes that it is reasonably possible that a settlement to the liability for unrecognized tax benefits related to certain state income tax matters may occur within the next twelve months. The Company is currently not under any tax audits or examinations and does not expect the assessment of any significant additional tax in excess of amounts reserved.

The following table presents a reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years as indicated:

	2009	2008
Balance at January 1	$ 44,307	$39,568
Increase from prior years' tax positions	2,798	4,748
Decrease from settlements with taxing authority	(26,037)	(9)
Decrease from expiration of statute of limitations	(8,018)	—
Balance at December 31	$ 13,050	$44,307

The Company accrues interest and penalties related to unrecognized tax benefits as interest expense and other general and administrative expenses, respectively, and not as a component of income taxes. During the years ended December 31, 2009 and 2008, the Company recognized $(22,000) and $9,000 in interest and penalties. Decreases in interest and penalties are due to settlements with taxing authorities and expiration of statute of limitations. The Company had approximately $12,000 and $36,000 for the payment of interest and penalties as of December 31, 2009 and 2008, respectively.

Note 6—Discontinued Operations

Commitments and Contingencies Related to Discontinued Operations

Through certain of our subsidiaries and predecessor companies, we were previously engaged in mining activities, and all such activities were discontinued or disposed of prior to 2003. On September 8, 2003, the EPA issued a special notice letter notifying the Company that it was a potentially responsible party ("PRP"), along with three other parties, with respect to investigation and removal activities at the Anderson-Calhoun Mine/Mill Site (the "Site") in Stevens County, Washington.

The Company and one of the other PRPs, Combustion Engineering, entered into a Settlement Agreement with the EPA, which was adopted by the EPA as final with an effective date of September 1, 2009. In accordance with the Settlement Agreement and the EPA's instructions, the Company made a cash payment to the EPA of $73,000 on September 17, 2009. Combustion Engineering also reported that on September 11, 2009, Combustion Engineering paid the remainder of the amount due the EPA. The Settlement Agreement is based, in part, on the EPA's acceptance of the Company's representations to the effect that it was a minimal contributor to the hazardous substances that are the subject of the environmental investigation and removal action. The Company understands that Blue Tee Corporation, the remaining PRP, has entered into a proposed settlement agreement with the EPA with respect to the Site, which is subject to public comment and final approval by the EPA.

One of the Company's former general liability insurance carriers ("Insurer No. 1") has accepted the defense of this matter and has agreed to pay an 80% share of costs of defense incurred to date, subject to certain reservation of rights as to coverage. During the years ended December 31, 2009 and 2008, the Company was reimbursed $65,000 and $4,000, respectively. As of December 31, 2009, the Company has received $428,000 from Insurer No. 1, which represents 79% of the Company's insurable costs incurred from the inception of this matter through December 31, 2009. Another of the Company's former general liability insurance carriers ("Insurer No. 2") has also accepted the defense of this matter, subject to certain reservation of rights as to coverage, and has agreed to pay a 20% share of the costs of defense incurred to date. During the years ended December 31, 2009 and 2008, the Company was reimbursed $10,000 and $1,000, respectively. As of December 31, 2009, the Company has received $105,000, from Insurer No. 2, which represents 19% of the Company's insurable costs incurred from the inception of this matter through December 31, 2009. For the years ended December 31, 2009 and 2008, the Company has recorded a decrease to the estimated insurance reimbursements of $15,700 and $73,000, respectively and has recorded this as an increase to its net expense within discontinued operations. As of December 31, 2009 and 2008, the balance of the receivable for estimated future insurance reimbursements was $9,000 and $99,000, respectively. The Company will record any additional change to the estimated insurance reimbursements as a change to the net expense within discontinued operations.

In accordance with ASC 450-20 "Loss Contingencies," and ASC 410-30, "Environmental Obligations," the Company has recognized a net expense (within discontinued operations) for this matter. As of December 31, 2009 and 2008, the cumulative net expense was $174,000. This represents the Company's share of the costs associated with both an emergency removal action previously undertaken by the EPA and actual remediation costs, as fixed under the Settlement Agreement with the EPA, the professional fees associated with the EE/CA Report and the current estimate of the anticipated professional fees associated through the completed remediation, all reduced by both actual and estimated insurance recoveries. As of December 31, 2009, the Company has recorded a reserve balance for professional fees and other applicable costs of $2,000 (accrued as a current liability within discontinued operations).

The following table sets forth certain operating results of the discontinued operations for the years ended December 31 as indicated:

	2009	2008
Provision for remediation	$387	$(112,850)
Loss from discontinued operations before income taxes	387	(112,850)
Income tax provision	—	(1,828)
Loss from discontinued operations, net of tax	$387	$(111,022)

The following table presents the provision for income tax and effective income tax rate from discontinued operations for the years ended December 31 as indicated:

	2009	2008
Income tax provision	$—	$(1,828)
Effective income tax rate	0.0%	(1.6)%

The Company's effective tax rate related to discontinued operations for the year ended December 31, 2009 of 0.0% differs from the federal statutory rate of 34% primarily due to the valuation allowance. The Company's effective tax rate related to discontinued operation for the year ended December 31, 2008 of (1.6)% also differs from the federal statutory rate due to the valuation allowance.

The following table presents the assets and liabilities of discontinued operations for the years ended December 31 as indicated:

	2009	2008
Remediation insurance receivable	$8,746	$ 99,375
Reserve for remediation	$2,175	$153,368

Note 7—Property, Buildings and Equipment

The following table presents the balances of major classes of properties for the years ended December 31 as indicated:

	Estimated useful lives in years	2009	2008
Land	—	$ 211,052	$ 196,802
Buildings	30 - 40	1,572,055	1,572,055
Leasehold improvements	7	136,345	136,345
Machinery and equipment	2 - 10	25,685,816	24,205,644
Construction in progress		675,430	—
Total		28,280,698	26,110,846
Less accumulated depreciation and amortization		19,987,725	18,454,266
Net properties, buildings and equipment		$ 8,292,973	$ 7,656,580

In accordance with ASC 360-10-05, management reviews the net carrying value of all properties, buildings and equipment on a regular basis. As a result of such review, no impairment write-down was considered necessary during the years ended December 31, 2009 and 2008.

Note 8—401 (k) Employee Benefits Plan

Effective January 1, 1995, the Company adopted The Goldfield Corporation and Subsidiaries Employee Savings and Retirement Plan, a defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code. The plan provides retirement benefits to all employees who meet eligibility requirements and elect to participate. Under the plan, participating employees may defer up to 75% of their pre-tax compensation per calendar year subject to Internal Revenue Code limits. The Company's contributions to the plan are discretionary and amounted to approximately $145,000 and $141,000 for the years ended December 31, 2009 and 2008, respectively.

Note 9—Accounts Payable and Accrued Liabilities

The following table presents the accounts payable and accrued liabilities for the years ended December 31 as indicated:

	2009	2008
Accounts payable	$1,490,759	$2,357,215
Accrued bonus	99,548	174,224
Accrued payroll costs	303,182	267,580
Other accrued expenses	100,969	106,162
Total	$1,994,458	$2,905,181

Note 10—Contract Loss Accruals

As of December 31, 2009 and 2008, the provision for losses estimated on long-term fixed price electrical construction contracts in progress, accounted for using the percentage-of-completion method, were $512,000 and $28,000, respectively.

Note 11—Notes Payable and Capital Leases

Notes Payable

The following table presents the balances of our notes payables for the years ended December 31 as indicated:

	Maturity Date	2009	2008
Working capital loan	December 28, 2010	$ —	$ —
Pineapple House mortgage	May 18, 2010	1,635,666	3,033,487
$3.5 million equipment loan	December 13, 2010	—	2,125,491
$3.8 million equipment loan	December 29, 2014	2,778,950	—
Total notes payable		4,414,616	5,158,978
Less current portion of notes payable		(2,130,666)	(2,096,645)
Notes payable, less current portion		$ 2,283,950	$ 3,062,333

As of December 31, 2009, the Company, the Company's wholly owned subsidiaries, Southeast Power Corporation ("Southeast Power"), Bayswater Development Corporation ("Bayswater"), Pineapple House of Brevard, Inc. ("Pineapple House") and Oak Park of Brevard, Inc. ("Oak Park") have a loan agreement and a series of related ancillary agreements with Branch Banking and Trust Company (the "Bank") providing for a revolving line of credit loan for a maximum principal amount of $3.0 million, to be used as a "Working Capital Loan." The Working Capital Loan was renewed on December 29, 2009, with modified terms, which include interest payable monthly at an annual rate equal to Monthly LIBOR rate plus one and eight-tenths percent, subject to a minimum rate of 3.5% (3.50% and 3.71% as of December 31, 2009 and December 31, 2008, respectively) and is now due and payable on December 28, 2010, unless extended by the Bank at its discretion. As of December 31, 2009 and December 31, 2008, there were no borrowings outstanding under the Working Capital Loan.

As of December 31, 2009, the Company, the Company's wholly owned subsidiaries, Southeast Power, Bayswater, Pineapple House and Oak Park, and the Bank are parties to a loan agreement and a series of related ancillary agreements for a revolving line of credit loan for a maximum principal amount of $3.6 million (the "Pineapple House Mortgage"). Interest is payable monthly at an annual rate equal to the monthly LIBOR rate plus one and eighty-five one-hundredths percent (2.08% and 3.76% as of December 31, 2009 and December 31, 2008, respectively). The maturity date of the Pineapple House Mortgage is May 18, 2010, unless extended by the Bank at its discretion. Borrowings outstanding under this agreement were $1.6 million and $3.0 million as of December 31, 2009 and December 31, 2008, respectively. The loan is secured by a Mortgage and Security Agreement.

As of December 31, 2008, the Company, the Company's wholly owned subsidiary, Southeast Power, and the Bank, had a loan agreement for a revolving line of credit loan for a maximum principal amount of $3.5 million to be used by Southeast Power for durable equipment purchases. The Company agreed to guarantee Southeast Power's obligations under the loan agreement. On December 29, 2009, the loan agreement was amended to also apply to a new loan evidenced by a promissory note dated December 29, 2009, in the original principal amount of $3.8 million, and renewals and modifications of said note, as made from time to time and all loan documents associated with said note. This new loan was guaranteed by both the Company and Pineapple House.

As of December 29, 2009, the $3.5 million note had borrowings outstanding of $1.0 million. This balance was paid off in its entirety on December 30, 2009, with proceeds from the $3.8 million loan. Interest was payable monthly at an annual rate equal to the monthly LIBOR rate plus one and eight-tenths percent (3.71% as of December 31, 2008). The maturity date of the loan was December 13, 2010. Southeast Power made monthly payments of interest to the Bank in arrears on the principal balance outstanding until July 2007, and thereafter, Southeast Power made monthly installments of principal, in addition to interest on the principal balance outstanding, until it was refinanced with the new $3.8 million loan. Borrowings outstanding under this loan agreement were $2.1 million as of December 31, 2008. The loan was secured by the grant of a continuing security interest in all equipment purchased with the proceeds of the loan, and any replacements, accessions, or substitutions thereof and all cash and non-cash proceeds thereof.

As of December 31, 2009, the $3.8 million note had borrowings outstanding of $2.8 million. Interest is payable monthly at an annual rate equal to the monthly LIBOR rate plus two and one-half percent (2.73% as of December 31, 2009). The maturity date of the loan is December 29, 2014. Repayment terms of the loan are as follows: interest payable in sixty monthly payments beginning January 29, 2010, plus nine monthly principal payments of $55,000 beginning on April 29, 2010; followed by twelve monthly principal payments of $60,000, followed by thirty-six monthly principal payments of $72,500. The loan is secured by the grant of a continuing security interest in all equipment purchased with the proceeds of the loan, and any replacements, accessions, or substitutions thereof and all cash and non-cash proceeds thereof. During January 2010, the Company borrowed the remaining $1.0 million available under this loan agreement.

The Company's debt arrangements contain various financial and other covenants including, but not limited to, minimum tangible net worth, outside debt limitation, and maximum debt to tangible net worth ratio. Other loan covenants prohibit, among other things, incurring additional indebtedness, issuing loans to other entities in excess of a certain amount, entering into a merger or consolidation, and any change in the Company's current Chief Executive Officer without prior written consent from the Bank. The loans also have cross-default provisions whereby any default under any loans of the Company (or its subsidiaries) with the Bank will constitute a default under all of the other loans of the Company (and its subsidiaries) with the Bank. The Company was in compliance with all of its covenants as of December 31, 2009.

The schedule of payments of the notes payable as of December 31, 2009 is as follows:

2010	$2,130,666
2011	720,000
2012	870,000
2013	693,950
Total payments of debt	$4,414,616

Capital Leases

The Company periodically enters into non-cancelable capital leases for the acquisition of certain machinery and equipment needs. Under the recent capital leases, ownership transferred to the Company at the end of the lease term. No restrictions were imposed by the lease agreements regarding additional debt or further leasing. The Company had no outstanding capital leases as of December 31, 2009. As of December 31, 2008, the cost and accumulated depreciation of equipment under capital leases amounted to $1.3 million and $652,000 respectively. Remaining principal balance under these lease agreements was $579,000 as of December 31, 2008. Depreciation for assets under capital leases is included in depreciation expense.

Note 12—Commitments and Contingencies

Operating Leases

The Company leases its principal office space under a seven-year non-cancelable operating lease. Within the provisions of the office lease, there are escalations in payments over the base lease term, as well as renewal periods. The effects of the escalations have been reflected in rent expense on a straight-line basis over the expected lease term. The Company also leases office equipment under operating leases that expire over the next four years. The Company's leases require payments of property taxes, insurance and maintenance costs in addition to the rent payments. Additionally, the Company leases several off-site storage facilities, used to store equipment and materials, under a month to month lease arrangement. The Company recognizes rent expense on a straight-line basis over the expected lease term.

Future minimum lease payments under operating leases having initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2009 are as follows:

2010	$158,363
2011	161,499
2012	42,076
Total minimum operating lease payments	$361,938

Total rent expense for the operating leases were $152,000 and $149,000 for the years ended December 31, 2009 and 2008, respectively.

Performance Bonds

In certain circumstances, the Company is required to provide performance bonds to secure its contractual commitments. Management is not aware of any performance bonds issued for the Company that have ever been called by a customer. As of December 31, 2009, outstanding performance bonds issued on behalf of the Company's electrical construction subsidiary amounted to approximately $11.4 million.

Note 13—Preferred Stock Purchase Rights

On September 17, 2002, the Company announced that its Board of Directors adopted and entered into a Shareholder Rights Agreement designed to protect and maximize shareholder value and to assist the Board of Directors in ensuring fair and equitable benefit to all shareholders in the event of a hostile bid to acquire the Company, (the "Rights Agreement").

The Company adopted this Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, the Rights Agreement imposes a significant penalty upon any person or group that acquires 20% or more of the Company's outstanding common stock without the approval of the Company's Board of Directors. The Rights Agreement was not adopted in response to any known attempt to acquire control of the Company.

Under the Rights Agreement, a dividend of one preferred Stock Purchase Right (the "Right") was declared for each common share held of record as of the close of business on September 18, 2002. No separate certificates evidencing the Rights will be issued unless and until they become exercisable.

The Rights generally will not become exercisable unless an acquiring entity accumulates or initiates a tender offer to purchase 20% or more of the Company's common stock. In that event, each Right will entitle the holder, other than the unapproved acquirer and its affiliates, to purchase either the Company's common stock or shares in an acquiring entity at one-half of market value.

The Rights' initial exercise price, which is subject to adjustment, is $2.20. The Company's Board of Directors generally will be entitled to redeem the Rights at a redemption price of $.001 per Right until an acquiring entity acquires a 20% position. The Rights expire on September 18, 2012.

The complete terms of the Rights are set forth in, and the foregoing description is qualified in its entirety by, the Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent, a copy of which was filed with the Securities and Exchange Commission on September 18, 2002.

Note 14—The Goldfield Corporation 1998 Executive Long-term Incentive Plan

In 1998, the stockholders of the Company approved the 1998 Executive Long-term Incentive Plan, which permits the granting of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares and other awards to all officers and key employees of the Company and its subsidiaries. Shares granted pursuant to the Plan may be authorized but unissued shares of Common Stock, Treasury shares or shares purchased on the open market. The exercise price under such grants will be based on the fair market value of the Common Stock at the date of grant. The maximum number of shares available for grant under the Plan is 1,300,000. Pursuant to the terms of the Plan, Incentive Stock Options may no longer be granted. As of December 31, 2009 there were 315,000 shares available for grant under the Plan.

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of ASC Topic 718 and its related implementation guidance in accounting for stock-based employee compensation arrangements. ASC Topic 718 requires the recognition of the fair value of stock compensation in net income. ASC Topic 718 also requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). Stock-based compensation expense is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period), net of estimated forfeitures. However, the Company has not issued any shares pursuant to the Plan during the years ended December 31, 2009 or 2008.

Note 15—Loss Per Share of Common Stock

Basic loss per common share is computed by dividing net loss by the weighted average number of common stock shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if common stock equivalents, such as stock options outstanding, were exercised into common stock that subsequently shared in the earnings of the Company.

As of December 31, 2009 and 2008, the Company had no common stock equivalents. The computation of the weighted average number of common stock shares outstanding excludes 2,362,418 shares of Treasury Stock for each of the years ended December 31, 2009 and 2008, respectively.

Note 16—Common Stock Repurchase Plan

Since September 17, 2002, the Company has had a stock repurchase plan which, as last amended by the Board of Directors on September 17, 2009, permits the purchase of up to 3,500,000 shares until September 30, 2010. The Company may repurchase its shares either in the open market or through private transactions. The volume of the shares to be repurchased is contingent upon market conditions and other factors. No shares were repurchased during the years ended December 31, 2009 and December 31, 2008. As of December 31, 2009, the total number of shares repurchased under the Repurchase Plan was 2,345,060 at a cost of $1,289,467 (average cost of $0.55 per share) and the remaining number of shares available to be repurchased under the Repurchase Plan is 1,154,940. The Company currently holds the repurchased stock as Treasury Stock, reported at cost. Prior to September 17, 2002, the Company had 17,358 shares of Treasury Stock which it had purchased at a cost of $18,720.

Note 17—Business Segment Information

The Company is currently involved in two segments, electrical construction and real estate development. There were no material amounts of sales or transfers between segments and no material amounts of foreign sales. Any intersegment sales have been eliminated.

The following table sets forth certain segment information as of December 31 for the years indicated:

	2009	2008
Continuing operations:		
Revenues		
Electrical construction	$27,772,466	$29,062,099
Real estate development	1,473,800	2,382,888
	29,246,266	31,444,987
Operating expenses		
Electrical construction	27,865,237	27,698,940
Real estate development	1,422,127	6,167,734
Corporate	2,360,450	2,629,794
	31,647,814	36,496,468
Operating (loss) income		
Electrical construction	(92,771)	1,363,159
Real estate development	51,673	(3,784,846)
Corporate	(2,360,450)	(2,629,794)
	(2,401,548)	(5,051,481)
Other income (expenses), net		
Electrical construction	(37,488)	(144,287)
Real estate development	(54,223)	(168,819)
Corporate	28,393	65,426
	(63,318)	(247,680)
Net (loss) income before taxes		
Electrical construction	(130,259)	1,218,872
Real estate development	(2,550)	(3,953,665)
Corporate	(2,332,057)	(2,564,368)
	$ (2,464,866)	$ (5,299,161)
Identifiable assets:		
Electrical construction	$17,293,104	$19,779,954
Real estate development	2,171,919	3,774,333
Corporate	2,188,429	1,844,872
Discontinued operations	8,746	99,375
Total	$21,662,198	$25,498,534
Capital expenditures:		
Electrical construction	$ 3,266,911	$ 1,041,531
Real estate development	—	2,668
Corporate	9,784	4,516
Total	$ 3,276,695	$ 1,048,715
Depreciation:		
Electrical construction	$ 2,665,810	$ 2,993,471
Real estate development	13,765	23,352
Corporate	118,046	142,575
Total	$ 2,797,621	$ 3,159,398

Operating income (loss) is total operating revenue less operating expenses inclusive of depreciation and SG&A expenses for each segment. Operating income (loss) excludes interest expense, interest and other income, and income taxes. General corporate expenses are comprised of general and administrative expenses and corporate depreciation expense. Identifiable assets by segment are used in the operations of each segment.

Sales (in thousands of dollars) to major customers exceeding 10% of total sales follows for the years ended December 31 as indicated:

	2009		2008	
	Amount	% of Total Sales	Amount	% of Total Sales
Electrical construction:				
Customer A	$7,743	26	$3,982	13
Customer B	6,485	22	6,903	22
Customer C	—	—	3,851	12

The real estate development operations did not have sales, from any one customer, which exceeded 10% of total sales for each of the years ended December 31, 2009 and 2008.

Sales by service/product (in thousands of dollars) for the years ended December 31 as indicated are as follows:

	2009		2008	
	Amount	% of Total Sales	Amount	% of Total Sales
Electrical construction:				
Transmission & Foundation	$21,837	75	$19,684	62
Fiber optics	3,788	13	9,046	29
Miscellaneous	2,147	7	332	1
Total	27,772	95	29,062	92
Real estate development:				
Condominium sales	1,474	5	2,383	8
Total	1,474	5	2,383	8
Total Sales	$29,246	100	$31,445	100

Note 18—Subsequent Event

On March 25, 2010, Goldfield, the Company's wholly owned subsidiaries, Southeast Power, Bayswater, Pineapple House and Oak Park, and Branch Banking and Trust Company, entered into an amendment to the Working Capital Loan Agreement entered into by the parties on August 26, 2005, and previously amended on March 14, 2006, to amend the threshold on certain financial covenants. Pursuant to the amendment, minimum tangible net worth threshold is reduced from $14.5 million to $13.5 million and the maximum debt/worth ratio is decreased from 2.0:1 to 1.5 to 1. All of the other terms of the Working Capital Loan remain unchanged.

Corporate Information

Board of Directors

Thomas E. Dewey, Jr. [2]
Member of Dewey Devlin & King, LLC, Investment Bankers

Harvey C. Eads, Jr. [1,2,3,4]
Commercial Real Estate Investor

John P. Fazzini [3,4]
President of Bountiful Lands, Inc.; Real Estate Developer

Danforth E. Leitner [1,2,3,4]
Retired Real Estate Broker and Appraiser

Al M. Marino [2]
Professional Investor

Dwight W. Severs
City Attorney for the city of Titusville, Florida

John H. Sottile [1]
*Chairman of the Board of Directors,
President and Chief Executive Officer*

---

[1] Member of Executive Committee
[2] Member of Audit Committee
[3] Member of Nominating Committee
[4] Member of Benefits and Compensation Committee

Executive Offices

1684 W. Hibiscus Blvd.
Melbourne, FL 32901
(321) 724-1700

Officers

John H. Sottile
*Chairman of the Board of Directors,
President and Chief Executive Officer*

Stephen R. Wherry
*Senior Vice President, Chief Financial Officer, Treasurer
and Assistant Secretary*

Mary L. Manger
Secretary

Independent Registered Public Accounting Firm

KPMG LLP
111 North Orange Avenue, Suite 1600
Orlando, FL 32801
(407) 423-3426

Corporate Counsel

Dewey & Leboeuf LLP
1301 Avenue of the Americas
New York, NY 10019
(212) 259-8000

Registrar and Transfer Agent

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449

Stock Exchange Listing

NYSE Amex, Symbol: GV

Corporate Governance

The Company has adopted a Code of Ethics for its executive officers and Business Conduct policies for all of its officers, directors and employees, which are available through the Company's website at *www.goldfieldcorp.com.*

Form 10-K

Copies of The Goldfield Corporation's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission are available to stockholders without charge upon written request to: The Goldfield Corporation, 1684 W. Hibiscus Blvd., Melbourne, FL 32901.

In addition, financial reports and recent filings with the Securities and Exchange Commission, including Form 10-K, are available on the internet at *www.sec.gov.* Company information is also available on the Internet at www.goldfieldcorp.com.



THE GOLDFIELD CORPORATION

1684 W. Hibiscus Blvd. ● Melbourne, FL 32901